EXHIBIT 99.1

       CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS
             OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995


The Estee Lauder Companies Inc. (the "Company") is filing this Exhibit to its Quarterly Report on Form 10-Q in order to take advantage of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995.

The Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's results and could cause the Company's consolidated financial results for the fiscal periods ending on or after March 31, 1997 to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company:

COMPETITION

The skin care, makeup and fragrance businesses are characterized by vigorous competition throughout the world. The Company competes in these businesses against a number of companies, some of which have substantially greater resources than the Company and many of which sell their products through broader distribution channels than the Company.

CHANGES IN THE RETAIL INDUSTRY

The retail industry has periodically experienced consolidation and other ownership changes. Major retailers in the United States and in foreign markets may in the future consolidate, undergo restructurings or realign their affiliations which could decrease the number of stores that sell the Company's products or increase the ownership concentration within the retail industry.

FOREIGN OPERATIONS

The Company has wholly-owned operations based in approximately 30 foreign countries and sells its products in over 100 countries and territories. Risks inherent in foreign operations include changes in social, political and economic conditions. The Company is also exposed to risks associated with changes in the laws and policies that govern foreign investment in countries where it has operations as well as, to a lesser extent, changes in United States laws and regulations relating to foreign trade and investment.

FOREIGN CURRENCY FLUCTUATIONS

The Company's results of operations and the value of its foreign assets are affected by fluctuations in foreign currency exchange rates. Changes in currency exchange rates may affect the relative prices at which the Company and foreign competitors sell their products in the same market. Similarly, the cost of certain items required in the Company's operations may be affected by changes in the value of the relevant currencies.

CONSOLIDATED MANUFACTURING OPERATIONS

The Company manufactures its products at facilities in various locations. To achieve operational efficiencies, the Company is in the process of converting selected manufacturing facilities into "focus" plants. Each focus plant will be responsible for, among other things, the manufacture of nearly all of the Company's supply of a particular type of product (e.g., powders) for all the Company's principal brands. In the event of a significant disruption in production at any such plant, the Company believes that its existing finished product inventories, together with the shifting of production to its other manufacturing facilities or third-party manufacturers, would permit it to maintain nearly the same levels of output. Nevertheless, such disruption and redirection could result in shipment delays, depletion of inventory and increased production costs that could have a material effect on the Company's results of operations and financial condition.